As filed with the Securities and Exchange Commission on March 27, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

VIVO PARTICIPAÇÕES S.A.

(Formerly known as Telesp Celular Participações S.A.)

(Exact name of issuer of deposited securities as specified in its charter)

Vivo Holding Company

(Translation of issuer's name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York  10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [X]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing preferred shares of Vivo Participações S.A.	500,000,000 American Depositary Shares	$5.00	$25,000,000.00	$2,675.00

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

EMM-829241_3

The prospectus consists of the proposed form of American Depositary Receipt filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

EMM-829241_3

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15, 16 and 18

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 12, 13,

dividends

15 and 18

(iv)

The transmission of notices, reports

Articles number 11, 15, 16

and proxy soliciting material

and 18

(v)

The sale or exercise of rights

Articles number 13, 14, 15

and 18

(vi)

The deposit or sale of securities

Articles number 12, 13, 15,

resulting from dividends, splits

17 and 18

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6 and 8

or withdraw the underlying securities

(x)

Limitation upon the liability

Articles number 14, 18, 19 and 21

of the depositary

3.

Fees and Charges

Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a-1.

Amended and Restated Deposit Agreement dated as of November 2, 1998 among Telesp Celular Participações S.A., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder, but excluding the form of Receipt originally filed as Exhibit A to that document. – Incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 filed by Telesp Celular Participações S.A. on October 18, 2002 (Registration No. 333-100644).

a-2.

Amended form of Receipt of Vivo Participações S.A. to be attached as Exhibit A to the Amended and Restated Deposit Agreement.  -- Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented.  - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

- # -

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 27, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for preferred shares of Vivo Participações S.A.

By:  The Bank of New York,

As Depositary

By: /s/ Joanne F. DiGiovanni

       Joanne F. DiGiovanni

       Vice President

- # -

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of São Paulo, State of São Paulo, Brazil, on March 27, 2006.

VIVO PARTICIPAÇÕES S.A.

(Formerly known as Telesp Celular Participações

S.A.)

By:

/s/ Roberto Oliveira de Lima

Name:

Roberto Oliveira de Lima

Title:

Chief Executive Officer

By:

/s/ Paulo Cesar Pereira Teixeira

Name:

Paulo Cesar Pereira Teixeira

Title:

Executive Vice President for Finance,

Planning and Control

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this  registration statement has been signed by the following persons in the capacities indicated on March  27, 2006.

Signature

        Title

/s/ Roberto Oliveira de Lima_______________

Chief Executive Officer

Roberto Oliveira de Lima

/s/ Paulo Cesar Pereira Teixeira ____________

Executive Vice President for Finance,

Paulo Cesar Pereira Teixeira

Planning and Control

(Principal Financial Officer)

/s/ Carlos Cesar Mazur____________________

Principal Accounting Officer

Carlos Cesar Mazur

/s/ Fernando Xavier Ferreira _______________

Chairman of the Board of Directors

Fernando Xavier Ferreira

______________________________________

Vice Chairman of the Board of Directors

Carlos Manuel de Lucena e Vasconcellos Cruz

/s/ Shakhaf Wine ________________________

Director

Shakhaf Wine

/s/ Felix Pablo Ivorra Cano________________

Director

Felix Pablo Ivorra Cano

/s/ Ignacio Aller Malo ____________________

Director

Ignacio Aller Malo

/s/ Luis Paulo Reis Cocco_________________

Director

Luis Paulo Reis Cocco

______________________________________

Director

Luiz Kaufmann

______________________________________

Director

Henry Philippe Reichstul

______________________________________

Director

António Gonçalves de Oliveira

/s/ Donald J. Puglisi _____________________

Authorized Representative in the United States

Donald J. Puglisi

Managing Director

Puglisi & Associates

- # -

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Amended form of Receipt of Vivo Participações S.A.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certificate under Rule 466

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